UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of May 2014
_____________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	4Q13 Consolidated Earnings Results Presentation
2.	Report of 4Q 2013 consolidated results

April 2014

4Q13 Consolidated Earnings Results

Colombian Banking GAAP
                                                                               1

Disclaimer

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers
(Registro Nacional de Valores y Emisores), and in this capacity, it is subject to the control of the Superintendency of Finance. Grupo Aval is a not a
financial institution and is not supervised or regulated as a financial institution in Colombia.
As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions.
All of our banking subsidiaries, Banco de Bogot[], Banco de Occidente, Banco
Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by, the Superintendency of Finance.

Quarterly information included herein has been audited and has been prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and,
on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in
Colombia, consistently applied, together with such regulations, on the filing date, "Colombian Banking GAAP." Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report.

Although we are not a financial institution, we present our consolidated financial statements under Colombian Banking GAAP in this quarterly report because we believe that presentation on that basis most appropriately reflects our activities as a holding company of a group of banks and other financial institutions. The audited consolidated financial statements have not been reviewed or approved by the Superintendency of Finance; however, consolidated financial statements for each semester, prepared on the basis of Colombian
Banking GAAP for each of our subsidiaries are remitted to the Superintendency of Finance for their review. The Colombian Banking GAAP consolidated financial statements included in this annual report differ from the consolidated financial statements published by Grupo Aval in Colombia, which are prepared under Colombian GAAP. Because we are not regulated as a financial institution in Colombia, we are required to prepare our consolidated financial statements for publication in Colombia under Colombian GAAP for companies other than financial institutions (Decree 2649 of 1993 and Circular No. 100-000006 of the
Superintendency of Companies (Superintendencia de Sociedades) and former
Superintendency of Securities (Superintendencia de Valores), currently the
Superintendency of Finance) No. 011 of 2005, which differs in certain respects from Colombian Banking GAAP. These Colombian GAAP financial statements are presented biannually to our shareholders for approval, are reviewed and published by the Superintendency of Finance and are available in Spanish to the general public on Grupo Aval's web page. We do not file consolidated financial statements prepared on the basis of Colombian Banking GAAP with the
Superintendency of Finance; however, because we have filed 20F annual reports with the SEC, we may from time to time publish semi-annual or quarterly financial data for subsequent periods on a Colombian Banking GAAP basis.

Colombian Banking GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Our yearly audited consolidated financial statements included in our Form 20-F reports filed to the SEC provide a description of the principal differences between
Colombian Banking GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and provides a reconciliation of net income and shareholders' equity for the years and at the dates indicated therein. Unless otherwise indicated, all financial information of our company included in this report is stated on a consolidated basis prepared under Colombian Banking
GAAP.

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

                                                                               2

[]   After obtaining all regulatory approvals, Grupo Aval closed Grupo
     Financiero Reformador and BBVA Panam[] acquisitions in Central America.
     Both acquisitions had a combined impact of Ps. 6.7 trillion of assets (USD
     3.6 billion) and Ps. 6.0 trillion of liabilities (USD 3.2 billion) in Grupo
     Aval[] s balance sheet. The acquisitions did not have an impact on the income statement in 2013.

[]   Grupo Aval raised Ps. 2.4 Trillion (USD 1.2 billion) of capital between
     December 2013 and January 2014. This capital raise was achieved through an issuance of ordinary shares at a price per share of $1,300 pesos. Use of proceeds of this capitalization included prepayment of peso denominated financial obligations for approximately $700 million dollars and approximately $500 million dollars to replenish available liquidity previously used to capitalize Banco de Bogot[].

[]   Porvenir successfully merged its operations with AFP Horizonte.

Solid financial results:

[]   Strong results for the year ended December 31, 2013 with Grupo Aval[]s consolidated net income growing by 5% versus 2012 up to Ps 1.6 trillion, our NIM closing the year at 6.2%, our ROAA at 1.9% and our ROAE(1) at
     17.3%.

[]   Solid balance sheet growth with assets increasing by 20.9% yoy and loans growing by 20.6% yoy with past due loans finishing the year at 2.4%.

[]   Deposits grew by 24.2% yoy with checking accounts increasing their weight in the mix of total deposits to 25%.

[]   Total Attributable Equity grew by 29.1% yoy largely supported on Grupo
     Aval's capitalization.

(1)  ROAE is calculated as annualized Net Income attributable for Aval's shareholders divided by average shareholders' equity. ROAE is calculated excluding Ps. 2,114.5 billions in capital raised in Dec, 2013.

                                                                               3

Macroeconomic fundamentals
Strong GDP Growth

9% 7% 6.6% 5.2% 5% 4.0% 4.3% 4.6% 4.0% 4.0% 3% 1.7% 3.6% 3.2% 2.9% 1%
(0.6%) 1% 2009 2010 2011 2012 2013 14E GDP per
Capita(1) 5.1 6.3 7.1 7.9 7.8 8.2

Source: IMF(Projections) DANE and ANIF. (1) Colombia nominal GDP per capita in thousands of USD, IMF.

Inflation vs. Nominal Interest Rates

Inflation Colombian Central Bank's Interest Rate DTF

        Central Bank's
Average   int. Rate (1) DTF (2)
------- ----------------- ---------
 4Q12        4.57%        5.32%
 3Q13        3.25%        4.04%
 4Q13        3.25%        4.04%
------- ----------------- ---------

5.3% 4.8% 3.0%
4.1% 3.3% 1.9%

         3Q12     4Q12 1Q13   2Q13 3Q13  4Q13
Fx (EoP) 1,801 1,768   1,832 1,929 1,915 1,927
% []QoQ   0.9% -1.8%   3.6%  5.3%  -0.7% 0.6%

Source: Banco de la Rep[]blica de Colombia.
(1) Average of daily rates for each quarter as per reported by Banco de la
Rep[]blica.
(2) Average of monthly average rates reported by Banco de la Rep[]blica for each month of each quarter.
                                                                               4

Assets

Figures in Ps. Trillions

Total Assets 4Q13 / 3Q13: 10.4% 4Q13 / 4Q12: 20.9% (1)139.7 154.3 127.7

4Q12 3Q13 4Q13

Assets Breakdown 4Q12 % of total assets 17.6% Foreign (2) 82.4%
Colombian operations Other 21.1%
Loans and financial leases
Investments 60.7% 18.2%

4Q13
% of total assets
22.8%
Foreign (2)
77.2%
Colombian operations
Other 21.7%

Loans and financial leases 60.6%
Investments 17.7%

(1) Includes Ps. 6.7 trillion of assets acquired in Dec, 2013 in Central
America. Growth excluding acquisitions would have been 5.6% vs. 3Q13 and 15.6%
vs. 4Q12. (2) Foreign operations reflect Central American operations.
                                                                               5

Loans
Figures in Ps. Trillions
Gross loans 3Q13 / 4Q13: 9.6% 4Q13 / 4Q12: 20.6%(1) 96.5 88.1
80.0

4Q12 3Q13 4Q13

Gross loans Breakdown
                                          Growth
                                   -----------------
                 4Q12      4Q13    4Q13 vs. 4Q12
                 --------- ------- -----------------
Microcredit         80.0      96.5             17.5%
                      0.4%    0.4%
                 --------- -------
Mortgages                                      49.9%
                 --------- -------
                      5.4%    6.8%
                 --------- ------- -----------------
Financial leases      8.1%    7.2%              7.7%
Consumer             29.2%   28.8%             18.9%
Commercial           56.9%   56.8%             20.5%
                     4Q12    4Q13

(1) Includes Ps. 4.8 trillion of loans acquired in Dec, 2013 in Central
America. Growth excluding acquisitions would have been 4.2% vs. 3Q13 and 14.7%
vs. 4Q12.
                                                                               6

Loan portfolio quality

PDLs / Total loans NPLs / Total loans

2.3% 2.5% 2.4%
---- ----
1.6% 1.7% 1.8%
---- ---- ----
4Q12 3Q13 4Q13
---- ---- ----

Loan provision expense / Average Loans
       1.5% 1.4%  1.5%
----------- ---- ---------------------
       4Q12 3Q13 4Q13
----------- ---- ---------------------

Charge offs / Average NPLs

 0.6x  0.7x 0.6x
----- ----- ----
4Q12  3Q13  4Q13

Allowances Allowances /
/ NPLs     PDLs

1.94x 1.95x
----- -----
            1.79x
1.39x 1.32x 1.33x
      ----- -----

             4Q12  3Q13  4Q13
Allowances /  3.2%  3.3%  3.2%
Total loans

                                                                               7

Loan portfolio quality -- GRUPO AVAL

Loans

        % / Total Loans       Past Due Loans (1)
======================= ===== ==================== ====
                  4Q13  4Q12               3Q13    4Q13
Commercial        56.8%  1,3%              1,4%    1,3%
Consumer          28.8%  3,8%              4,2%    4,2%
Financial Leases   7.2% 2,3%               3,7%    2,4%
Mortgages          6.8%  3,3%              2,8%    3,5%
Microcredit        0.4% 11,2%             10,0%    9,5%
                 ------ ----- -------------------- ----
Total Loans      100.0%  2,3%              2,5%    2,4%
                 ------ ----- -------------------- ----

Asset Quality Evolution

Ps. billions 1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13

Initial PDLs 1.537,3 1,648.1 1,694.9 1,821.2 1,828.3 2,141.0 2,069.2 2.173,0
New PDLs 286,0 186.9 329.2 202.2 510.5 160.9 351.3 384,1 Charge-offs (175,1)
(140.1) (202.8) (195.1) (197.8) (232.7) (247.5) (252,1) Final PDLs 1.648,1
1,694.9 1,821.2 1,828.3 2,141.0 2,069.2 2,173.0 2.305,0

(1) Past Due Loans + 30 days / Total Loans.

                                                                               8

Funding

Figures in Ps. Trillions

Total Funding

4Q13/3Q13: 10.5%

4Q13/4Q12: 21.3%

106.9 117.4 129.7
----- ----- -----
                     4Q12  3Q13  4Q13
-------------------- ----- ----- -----
Interbank Borrowings 4.9%  4.9%  4.9%
-------------------- ----- ----- -----
Long-Term Bonds      9.1%  9.1%  9.1%
-------------------- ----- ----- -----
Banks and Others     9.7%  9.7%  9.7%
Deposits             76.2% 76.2% 76.2%

Total Deposits

4Q13/3Q13: 13.8%

4Q13 / 4Q12: 24.2%

81.5 88.9 101.2(1)

                  3Q12  2Q13  3Q13
----------------- ----- ----- -----
Others            1.2%  0.9%  1.1%
----------------- ----- ----- -----
Time deposits     24.7% 22.8% 24.6%
----------------- ----- ----- -----
Checking accounts 33.0% 32.2% 32.4%
Savings deposits  41.2% 44.2% 42.0%

Deposits / Net Loans (%)

1.05x 1.04x 1.08x
----- ----- -----
4Q12  3Q13  4Q13

(1) Includes Ps. 5.3 trillion of total deposits acquired in Dec, 2013 in
Central America. Growth excluding acquisitions would have been 7.9% vs. 3Q13 and 17.7% vs. 4Q12.

                                                                               9

Capital

Figures in Ps. Trillions

Attributable Equity + Minority Interest

                 4Q13/3Q13: 20.6% 4Q13 / 4Q12: 25.6%

                                 4Q12 3Q13 4Q13
-------------------------------- ---- ---- ----
Total Equity                     14.5 15.1 18.2
-------------------------------- ---- ---- ----
Attributable Shareholders Equity  9.1  9.2 11.7
Minority interest                 5.4  5.9  6.5

Attributable Shareholders Equity 4Q13/3Q13: 28.1% 4Q13 / 4Q12: 29.1% (1) 11.7 9.1 9.2 4Q12 3Q13 4Q13 Equity + minority 11.4% 10.8% 11.8% interest / Assets Tangible capital 9.3% 8.3% 8.9% ratio (2) Consolidated Capital Adequacy of our Banks (%) 4Q12 3Q13 4Q13 4Q12 3Q13 4Q13 4Q12 3Q13 4Q13 4Q12 3Q13 4Q13 ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- Primary capital (Tier 1) 11.9 8.1 7.5 8.5 9.5 9.1 9.3 10.1 9.5 11.5 10.6 10.7 ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- Solvency Ratio 13.1 11.4 11.2 10.5 13.3 12.9 11.5 11.7 10.8 13.7 11.7 11.8 ======= ======= ======= ======= ======= ======= ======= ======= ======= ======= ======= ======= Tangible Capital Ratio 10.3 10.4 9.7 13.9 13.1 12.9 14.7 14.4 14.9 12.7 11.9 12.1 ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- ------- (1) Includes Ps. 2.1 trillion of capital raised in Dec, 2013 through an ordinary share rights offer. (2) Tangible Capital Ratio is calculated as Shareholders Equity plus Minority Interest minus Goodwill divided by Total Assets minus Goodwill. 10

NIM -- Net Interest Margin

Net interest income (trillions)

  4Q13/ 4Q12 4Q13 4Q12

        1.76 1.77 0.8%

7.8% 7.8% 7.8% 7.8% 7.8% 7.7% 7.4% 7.3%

6.6% 6.5% 6.0% 6.8% 7.1% 6.0% 5.9% 6.0%

2.7% 1.7% 1.5% 3.9% 3.7%  1.1% 1.0% 1.6%

---- ---- ---- ---- ---- ---- ---- ------
1Q12 2Q12 3Q12 4Q12 1Q13 2Q13 3Q13 4Q13

Avg. cost of funds / 3.8% 4.0% 4.1% 4.0% 3.7% 3.3% 3.2% 3.1%
Total Int. and non
    Int. funding

Loans Interest Margin (1) Net Investments Margin (2) Net Interest Margin (3)

(1) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases.
(2) Net Investment Margin: Net Interest income on Fixed Income securities and on Interbank and Overnight funds to Average Fixed Income securities and
Interbank and overnight funds.
(3) Net Interest Margin: Net interest income divided by total average interest
-earning assets.

                                                                              11

Net Fees and other operating income

Figures in Ps. Billions

Net Fees(1)

4Q13 / 4Q12: 20.4% 4Q13/3Q13: 6.5%

 633 716  763
---- ---- ----
4Q12 3Q13 4Q13

(1) Total fees and other service income minus fees and other services expenses.

Fee Income 4Q13
Commissions from banking services, 49.0%
Other, 11.3%
Pension plan management, 20.3%
Fiduciary activities, 5.6%
Credit Card fees, 13.7%
Other operating income
Dividend Income
         4Q13 / 4Q12: 3.8%

                    348
 231                128     240
----                       ---- ---
     5                          12
 226                 220    228
---- --- ----------------- ---- ---
4Q12               3Q13    4Q13

Other operating income 4Q13
                                      4Q12 3Q13 4Q13
------------------------------------- ---- ---- ----
Dividend Income                          5  128   12
Foreign exchange (losses) gains, net    72   72   73
Income from non-financial sector, net  104  105  123
Other                                   50   43   32
------------------------------------- ---- ---- ----
Total other operating income           231  348  240

                                                                              12

Efficiency and non operating income, net

Operating expenses / Operating Income



51.3%
51.1%
53.7%
4Q12
3Q13
4Q13

Efficiency Ratio is calculated as Operating Expenses before D&A divided by Operating Income before net provisions.

Operating expenses / Average Assets



4.3%
4.1%
4.1%
4Q12
3Q13
4Q13

Efficiency Ratio is calculated as annualized Operating Expenses before D&A divided by average of total assets.

Non operating income, net



Other
Income from a securitization of Estelar
Proceeds from sale of property by CFC
Proceeds from sale of property by Banco de Bogotá
76
87
44
84
291
30
48
4Q12
3Q13
4Q13

13

Profitability

Figures in Ps. Billions

2013/2012: 4.9%

     1,526.4                 1,600.5
------------ ----- -------------------
    FY 2012                 FY 2013
ROAA(1)    2.1%  ROAA(1) 1.9%
------------       =========
ROAE(2)    17.8% ROAE (2)(3) 17.3%
------------

(1) ROAA is calculated as annualized Net Income before Minority Interest divided by average of total assets. (2) ROAE is calculated as annualized Net
Income attributable for Aval's shareholders divided by average shareholders'
equity. (3) Calculated excluding Ps. 2,114.5 billions in capital raised in Dec,
2013.

                                                                            14

                                                                            15

Report of 4Q 2013
consolidated results
Information reported in Ps. billions(1) and under
Colombian Banking GAAP
(1) We refer to billions as thousands of millions.

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to the control of the Superintendency of Finance. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia. As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by, the Superintendency of Finance.

Quarterly information included herein has been audited and has been prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.”  Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report. For annualized calculations we use the income or expense amount for each quarter and multiply it by four.

Although we are not a financial institution, we present our consolidated financial statements under Colombian Banking GAAP in this quarterly report because we believe that presentation on that basis most appropriately reflects our activities as a holding company of a group of banks and other financial institutions. The audited consolidated financial statements have not been reviewed or approved by the Superintendency of Finance; however, consolidated financial statements for each semester, prepared on the basis of Colombian Banking GAAP for each of our subsidiaries are remitted to the Superintendency of Finance for their review. The Colombian Banking GAAP consolidated financial statements included in this annual report differ from the consolidated financial statements published by Grupo Aval in Colombia, which are prepared under Colombian GAAP. Because we are not regulated as a financial institution in Colombia, we are required to prepare our consolidated financial statements for publication in Colombia under Colombian GAAP for companies other than financial institutions (Decree 2649 of 1993 and Circular No. 100-000006 of the Superintendency of Companies (Superintendencia de Sociedades) and former Superintendency of Securities (Superintendencia de Valores), currently the Superintendency of Finance) No. 011 of 2005, which differs in certain respects from Colombian Banking GAAP. These Colombian GAAP financial statements are presented biannually to our shareholders for approval, are reviewed and published by the Superintendency of Finance and are available in Spanish to the general public on Grupo Aval’s web page.  We do not file consolidated financial statements prepared on the basis of Colombian Banking GAAP with the Superintendency of Finance; however, because we have filed 20F annual reports with the SEC, we may from time to time publish semi-annual or quarterly financial data for subsequent periods on a Colombian Banking GAAP basis.

Colombian Banking GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Our yearly audited consolidated financial statements included in our Form 20-F reports filed to the SEC provide a description of the principal differences between Colombian Banking GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and provides a reconciliation of net income and shareholders’ equity for the years and at the dates indicated therein. Unless otherwise indicated, all financial information of our company included in this report is stated on a consolidated basis prepared under Colombian Banking GAAP

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

Report of 4Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Bogotá, April 8th, 2014. GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval”) reports  a consolidated net income result of Ps. 362.4 billion or $16.5 pesos/share for 4Q13 and a consolidated net income result of Ps. 1,600.5 billion or $86.0 pesos/share for the year 2013. As of December 31, 2013 total assets of Grupo Aval totaled Ps. 154,287.4 billion, total liabilities excluding Minority Interest totaled Ps. 136,086.9 billion and total shareholders’ equity plus minority interest totaled Ps. 18,200.5 billion.

Highlights of 4Q13 financial results:

✓
After obtaining all regulatory approvals, Grupo Aval closed Grupo Financiero Reformador and BBVA Panamá acquisitions in Central America. Both acquisitions had a combined impact of Ps. 6.7 trillion of assets (USD 3.6 billion)  and Ps. 6.0 trillion of liabilities (USD 3.2 billion) in Grupo Aval´s balance sheet. The acquisitions did not have an impact on the income statement in 2013.

✓
Grupo Aval raised Ps. 2.4 trillion (USD 1.2 billion) of capital between December 2013 and January 2014. This capital raise was achieved through an issuance of ordinary shares at a price per share of $1,300 pesos. Use of proceeds of this capitalization included prepayment of peso denominated financial obligations for approximately $700 million dollars and approximately $500 million dollars to replenish available liquidity previously used to capitalize Banco de Bogotá.

✓	Porvenir successfully merged its operations with AFP Horizonte.

Solid financial results:

✓
Strong results for the year ended December 31, 2013 with Grupo Aval´s consolidated net income growing by 5% versus 2012 up to Ps 1.6 trillion, our NIM closing the year at 6.2%, our ROAA at 1.9% and our ROAE(1) at 17.3%.

✓	Solid balance sheet growth with assets increasing by 20.9% yoy and loans growing by 20.6% yoy with past due loans finishing the year at 2.4%.

✓	Deposits grew by 24.2% yoy with checking accounts increasing their weight in the mix of total deposits to 25%.

✓	Total Attributable Equity grew by 29.1% yoy largely supported on Grupo Aval’s capitalization.

(1) ROAE is calculated as annualized Net Income attributable for Aval’s shareholders divided by average shareholders’ equity. ROAE is calculated excluding Ps.2,114.5 billions in capital raised in Dec, 2013.

Report of 4Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP
Grupo Aval Acciones y Valores S.A.
Financial Statements in Colombian Banking GAAP
Quarterly Consolidated Balance Sheet
Information in Ps. Billions

				Change
	4Q12	3Q13	4Q13	4Q 13 vs. 3Q 13	4Q 13 vs. 4Q 12
Cash and cash equivalents	13,398.9	11,356.0	16,096.6	41.7%	20.1%
Investment Securities, net	23,295.8	26,935.9	27,298.6	1.3%	17.2%
Loans and financial lease losses, net	77,483.8	85,216.8	93,440.8	9.7%	20.6%
Goodwill, net	2,842.5	3,739.8	4,968.0	32.8%	74.8%
Other assets, net	8,324.2	9,590.2	9,069.7	-5.4%	9.0%
Reappraisal of assets	2,317.8	2,877.1	3,413.7	18.7%	47.3%

Total Assets	127,663.0	139,715.8	154,287.4	10.4%	20.9%

Total Deposits	81,463.3	88,881.4	101,190.4	13.8%	24.2%
Other Funding	25,393.2	28,471.0	28,478.6	0.0%	12.2%
Derivatives	323.3	256.1	226.1	-11.7%	-30.1%
Other liabilities	5,992.4	7,021.9	6,191.8	-11.8%	3.3%

Total Liabilites excl. Minority Interest	113,172.2	124,630.4	136,086.9	9.2%	20.2%

Minority Interest	5,407.7	5,931.8	6,472.2	9.1%	19.7%
Shareholders' Equity	9,083.1	9,153.7	11,728.2	28.1%	29.1%
Total Liabilities, shareholders' equity and minority interest	127,663.0	139,715.8	154,287.4	10.4%	20.9%

INCOME STATEMENT
Total Interest Income	2,800.7	2,628.5	2,727.8	3.8%	-2.6%
Interest expense	(1,041.4)	(940.3)	(954.7)	1.5%	-8.3%

Net Interest Income	1,759.3	1,688.2	1,773.1	5.0%	0.8%

Total provisions, net	(275.4)	(283.2)	(340.0)	20.1%	23.5%
Fees and other services income, net	633.4	716.1	762.7	6.5%	20.4%
Other operating income	231.1	348.1	239.7	-31.1%	3.8%
Operating expenses	(1,446.4)	(1,525.5)	(1,596.9)	4.7%	10.4%
Non-operating income/(expense), net	290.9	29.8	48.1	61.4%	-83.5%

Income before income tax expense and non- controlling interest	1,192.8	973.5	886.7	-8.9%	-25.7%
Income tax expense	(368.3)	(327.4)	(329.2)	0.6%	-10.6%
Net Income before Minority interest	824.5	646.1	557.5	-13.7%	-32.4%
Income attributable to Minority Interest	(336.7)	(243.0)	(195.0)	-19.7%	-42.1%
Net Income attributable to Grupo Aval shareholders	487.9	403.2	362.4	-10.1%	-25.7%

Key ratios	4Q12	3Q13	4Q13	YTD Dec 2012	YTD Dec 2013
NIM (1)	6.8%	5.9%	6.0%	6.5%	6.2%
Efficiency Ratio (2)	51.3%	51.1%	53.7%	51.3%	50.4%
ROAA (3)	2.6%	1.9%	1.5%	2.1%	1.9%
ROAE (4)	22.3%	17.6%	14.8%	17.8%	17.0%

30 days PDL / Total Loans	2.3%	2.5%	2.4%	2.3%	2.4%
Provision Expense / Average Loans (5)	1.5%	1.4%	1.5%	1.3%	1.5%
Allowance / PDL	139.2%	131.8%	133.3%	139.2%	133.3%
Allowance / Total Loans	3.2%	3.3%	3.2%	3.2%	3.2%
Charge Offs / Average Loans (5)	1.0%	1.1%	1.1%	1.0%	1.1%

Total Loans, net / Total assets	60.7%	61.0%	60.6%	60.7%	60.6%
Deposits / Total Loans, net	105.1%	104.3%	108.3%	105.1%	108.3%
Equity + Min. Interest / Assets	11.4%	10.8%	11.8%	11.4%	11.8%
Tangible Equity Ratio (6)	9.3%	8.3%	8.9%	9.3%	8.9%

Shares Outstanding (EoP)	18,551,766,453	18,551,766,453	20,178,287,315	18,551,766,453	20,178,287,315
Shares Outstanding (Average)	18,551,656,161	18,551,766,453	18,772,832,829	18,551,656,161	18,607,487,293
Common share price (EoP)	1,290	1,355	1,290	1,290	1,290
Preferred share price (EoP)	1,300	1,390	1,275	1,300	1,275
BV/ EoP shares in Ps.	489.6	493.4	581.2	489.6	581.2
EPS	26.3	21.7	19.3	82.3	86.0

P/E (7)	12.4	16.0	16.5	15.8	14.8
P/BV (7)	2.7	2.8	2.2	2.7	2.2

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio calculated as operating expenses minus D&A divided by operating income before provision expense, net; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ equity for each quarter. Excluding Ps. 2,114.5 billions in capital raised in Dec, 2013 ROAE is 17.3%. (5) Refers to average gross loans for the period; (6) Tangible Equity Ratio is calculated as Total Equity plus Minority Interest minus Goodwill divided by Total Assets minus Goodwill; (7) Based on Preferred share prices.

Report of 4Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Balance Sheet Analysis

1.  Assets

Total assets as of December 31, 2013 totaled Ps. 154,287.4 billion showing an increase of 20.9% versus December 31, 2012 and one of 10.4% versus September 30, 2013. Growth in assets was mainly driven by a 20.6% year over year growth in Net Loans and Financial Leases to Ps. 93,440.8 billion and a 17.2% year over year increase in Investment Securities, Net to Ps. 27,298.6 billion.

1.1  Loans and Financial Leases

Total Gross loans and financial leases increased by 20.6% between December 31, 2012 and December 31, 2013 to Ps. 96,513.8 billion driven by (i) a 20.5% increase in Commercial loans to Ps. 54,855.6 billion, (ii) a 18.9% increase in Consumer loans to Ps. 27,801.3 billion, (iii) a 7.7% increase in Financial Leases to Ps. 6,995.0 billion and (iv) a 49.9% increase in Mortgage loans to Ps. 6,520.1 billion.

				Change
Commercial	4Q12	3Q13	4Q13	4Q 13 vs. 3Q 13	4Q 13 vs. 4Q 12
General purpose loans	32,256.9	36,821.5	39,532.9	7.4%	22.6%
Loans funded by development banks	1,661.9	1,627.5	1,658.4	1.9%	-0.2%
Working capital loans	11,108.9	11,038.4	13,001.3	17.8%	17.0%
Credit cards	242.6	298.6	315.3	5.6%	30.0%
Overdrafts	244.0	354.4	347.7	-1.9%	42.5%
Total commercial	45,514.2	50,140.3	54,855.6	9.4%	20.5%

Consumer
Credit cards	5,356.6	6,154.9	6,797.9	10.4%	26.9%
Personal loans	14,960.1	16,156.4	17,523.1	8.5%	17.1%
Automobile and vehicle loans	2,828.1	3,066.6	3,257.1	6.2%	15.2%
Other	235.5	240.3	223.1	-7.1%	-5.3%
Total consumer	23,380.2	25,618.2	27,801.3	8.5%	18.9%

Microcredit	290.9	318.3	341.9	7.4%	17.5%
Financial leases	6,495.7	6,688.3	6,995.0	4.6%	7.7%
Mortgages	4,348.3	5,316.7	6,520.1	22.6%	49.9%
Total loans, Gross	80,029.4	88,081.9	96,513.8	9.6%	20.6%
Allowance for loan losses	(2,545.6)	(2,865.1)	(3,073.0)	7.3%	20.7%
Total loans, Net	77,483.8	85,216.8	93,440.8	9.7%	20.6%

Between December 31, 2012 and December 31, 2013, general purpose commercial loans grew the most in absolute terms while credit cards, both consumer and commercial, and mortgage loans grew the most in relative terms.

Report of 4Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

As of December 31, 2013, after acquisitions of Grupo Reformador and BBVA Panama (now Banco BAC de Panama), 60.3% of the gross loan portfolio was generated at Banco de Bogotá, 20.4% at Banco de Occidente, 12.5% at Banco Popular and 6.8% at Banco AV Villas. As of September 30, 2013, before consolidating these acquisitions, 58.5% was generated at Banco de Bogotá, 20.9% at Banco de Occidente, 13.4% at Banco Popular and 7.3% at Banco AV Villas.

Gross Loans / Bank ($)				Change
	4Q12	3Q13	4Q13	4Q 13 vs. 3Q 13	4Q 13 vs. 4Q 12
Banco de Bogotá	45,464.8	51,535.5	58,221.8	13.0%	28.1%
Local	32,884.6	36,667.8	37,567.6	2.5%	14.2%
Central America	12,580.2	14,867.7	20,654.2	38.9%	64.2%
Banco de Occidente	16,998.3	18,372.7	19,647.7	6.9%	15.6%
Banco Popular	11,748.9	11,777.8	12,090.8	2.7%	2.9%
Banco AV Villas	5,856.3	6,432.3	6,588.0	2.4%	12.5%
Eliminations	(38.9)	(36.4)	(34.4)	-5.5%	-11.6%
Total Grupo Aval	80,029.4	88,081.9	96,513.8	9.6%	20.6%

Gross Loans / Bank (%)	4Q12	3Q13	4Q13
Banco de Bogotá	56.8%	58.5%	60.3%
Local	41.1%	41.6%	38.9%
Central America	15.7%	16.9%	21.4%
Banco de Occidente	21.2%	20.9%	20.4%
Banco Popular	14.7%	13.4%	12.5%
Banco AV Villas	7.3%	7.3%	6.8%
Eliminations	0.0%	0.0%	0.0%
Total Grupo Aval	100.0%	100.0%	100.0%

As detailed below, of the total of Grupo Aval's loans, 78.6% are domestic and 21.4% are foreign (reflecting the Central American operations). Total foreign loans grew 38.9% versus 3Q13 and 64.2% during the past 12 months due to the acquisitions mentioned above and to strong growth in BAC Credomatic's franchise.

				Change
	4Q12	3Q13	4Q13	4Q 13 vs. 3Q 13	4Q 13 vs. 4Q 12
Domestic
Commercial	41,220.2	44,978.2	46,343.3	3.0%	12.4%
Consumer	18,640.8	19,982.0	20,670.5	3.4%	10.9%
Microcredit	290.9	318.3	341.9	7.4%	17.5%
Financial Leases	6,223.9	6,339.5	6,624.1	4.5%	6.4%
Mortgages	1,073.3	1,596.2	1,879.9	17.8%	75.2%
Total Domestic Loans	67,449.2	73,214.2	75,859.7	3.6%	12.5%
Foreign
Commercial	4,294.0	5,162.1	8,512.3	64.9%	98.2%
Consumer	4,739.4	5,636.2	7,130.8	26.5%	50.5%
Microcredit	-	-	-	-	-
Financial Leases	271.8	348.9	370.8	6.3%	36.5%
Mortgages	3,275.0	3,720.5	4,640.2	24.7%	41.7%
Total Foreign Loans	12,580.2	14,867.7	20,654.2	38.9%	64.2%
Total Loans, Gross	80,029.4	88,081.9	96,513.8	9.6%	20.6%

Report of 4Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

The ratio of CDE Loans to Total Loans was 3.5% in 4Q13 versus 3.5% in 3Q13 and 3.3% in 4Q12. The ratio of 30 days PDL to Total Loans was 2.4% in 4Q13 versus 2.5% in 3Q13 and 2.3% in 4Q12. The ratio of NPL to Total Loans was 1.8% in 4Q13 versus 1.7% in 3Q13 and 1.6% in 4Q12.

During 4Q13 Grupo Aval’s coverage of its non-performing loans and financial leases was as follows: Allowance to CDE Loans of 0.9x and Allowance to 30 days PDL of 1.3x. Loans and Financial Leases provision expense, net of reversals to average Total Loans was 1.5% in 4Q13, slightly higher from 1.4% in 3Q13. Finally, charge offs to average total loans remained unchanged at 1.1% in 4Q13 and 3Q13.

				Change
	4Q12	3Q13	4Q13	4Q 13 vs. 3Q 13	4Q 13 vs. 4Q 12
"A" normal risk	75,259.1	82,520.6	90,466.1	9.6%	20.2%
"B" acceptable risk	2,107.0	2,510.7	2,649.7	5.5%	25.8%
"C" appreciable risk	1,293.9	1,512.6	1,703.3	12.6%	31.6%
"D" significant risk	913.4	977.0	1,056.5	8.1%	15.7%
"E" unrecoverable	455.9	560.9	638.2	13.8%	40.0%
Total Loans	80,029.4	88,081.9	96,513.8	9.6%	20.6%

CDE Loans	2,663.2	3,050.5	3,398.0
30 Days Past Due Loans	1,828.3	2,173.0	2,305.0
Non Performing Loans(1)	1,310.5	1,472.9	1,713.8

CDE Loans / Total Loans	3.3%	3.5%	3.5%
PDL/Total Loans	2.3%	2.5%	2.4%
NPL/ Total Loans	1.6%	1.7%	1.8%

Allowance/ CDE Loans	1.0	0.9	0.9
Allowance/ PDL	1.4	1.3	1.3
Allowance/ NPL	1.9	1.9	1.8
Allowance/ Total Loans	3.2%	3.3%	3.2%

Provision Expense, net / CDE Loans	0.4	0.4	0.4
Provision Expense, net / PDL	0.6	0.5	0.6
Provision Expense, net / NPL	0.9	0.8	0.8
Provision Expense, net / Average total loans	1.5%	1.4%	1.5%

Charge Off / Average total loans	1.0%	1.1%	1.1%

(1) NPL defined as microcredit loans more than 30 days past due, consumer, mortgage and financial leases more than 60 days past due and commercial loans more than 90 days past due.

Report of 4Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

1.2 Investment Securities

Investment securities, net grew by 17.2% to Ps. 27,298.6 billion between December 31, 2012 and December 31, 2013 and by 1.3% versus September 30, 2013. Ps. 23,574.7 billion of such amount was invested in debt securities, which grew by 19.6% between December 31, 2012 and December 31, 2013 and Ps. 3,730.6 billion of total investment securities, net was invested in equity securities, which grew by 4.0% between December 31, 2012 and December 31, 2013.

Average yield on investment securities was 4.7% in 4Q13, 4.2% in 3Q13 and 7.6% in 4Q12.

				Change
Investment Securities	4Q12	4Q13	4Q13	4Q 13 vs. 3Q 13	4Q 13 vs. 4Q 12
Trading	4,877.9	5,886.8	6,093.8	3.5%	24.9%
Available for Sale	11,577.9	13,166.4	14,132.5	7.3%	22.1%
Held to maturity	3,261.3	3,765.5	3,348.4	-11.1%	2.7%
Total Debt Securities	19,717.1	22,818.7	23,574.7	3.3%	19.6%

Trading	1,485.6	1,443.2	1,424.0	-1.3%	-4.1%
Available for Sale	2,100.9	2,680.5	2,306.6	-13.9%	9.8%
Total Equity Securities	3,586.5	4,123.7	3,730.6	-9.5%	4.0%
Allowance for investment securities	(7.8)	(6.5)	(6.7)	2.6%	-14.5%
Investment Securities, net	23,295.8	26,935.9	27,298.6	1.3%	17.2%

	1 year or less	1 - 5 years	5- 10 years	10 years or more	Total
4Q12
Fixed Income securities, net:
COP denominated	3,145.7	3,648.3	6,135.9	1,239.2	14,169.0
USD denominated	1,934.4	1,494.9	1,959.5	156.1	5,545.0
Total Fixed Income securities, net	5,080.1	5,143.2	8,095.4	1,395.3	19,714.0
(% of Total Fixed Income Sec.)	25.8%	26.1%	41.1%	7.1%
Equity securities, net					3,581.8
Total Investment Securities					23,295.8

3Q13
Fixed Income securities, net:
COP denominated	3,646.7	7,046.9	5,401.1	995.5	17,090.2
USD denominated	1,675.9	2,189.5	1,860.5	0.0	5,725.9
Total Fixed Income securities, net	5,322.7	9,236.4	7,261.6	995.5	22,816.1
(% of Total Fixed Income Sec.)	23.3%	40.5%	31.8%	4.4%
Equity securities, net					4,119.8
Total Investment Securities					26,935.9

4Q13
Fixed Income securities, net:
COP denominated	4,315.0	7,863.7	3,624.7	1,194.0	16,997.4
USD denominated	2,046.2	2,342.1	2,121.4	65.0	6,574.7
Total Fixed Income securities, net	6,361.1	10,205.8	5,746.2	1,259.0	23,572.1
(% of Total Fixed Income Sec.)	27.0%	43.3%	24.4%	5.3%
Equity securities, net					3,726.5
Total Investment Securities					27,298.6

Report of 4Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

1.3 Cash and Cash Equivalents

As of December 31, 2013, cash and cash equivalents balance of Ps. 16,096.6 billion increased by 20.1% versus December 31, 2012 and 41.7% versus 3Q13.

1.4 Goodwill

Goodwill as of December 31, 2013 was Ps. 4,968.0 billion, increasing by 74.8% versus December 31, 2012. This increase was primarily attributable to the goodwill generated in the acquisitions of AFP Horizonte Pensiones y Cesantías, Banco Reformador, Transcom Bank, BBVA Panama (now Banco BAC de Panama) and in the acquisitions of minority interests of Banco de Bogotá and Banco de Occidente.

				Change
Goodwill	4Q12	3Q13	4Q13	4Q13 vs. 3Q13	4Q13 vs. 4Q12

Megabanco acquisition	489.1	471.9	465.9	-1.3%	-4.7%
Banco Popular and Banco AV Villas acquisitions	407.3	384.2	388.0	1.0%	-4.7%
Banco Aliadas and Banco Unión acquisitions	24.3	23.1	22.7	-1.7%	-6.4%
Intrex acquisition (recorded into Banco de Bogotá S.A. trough Corficolombiana)	128.1	125.3	124.4	-0.7%	-2.9%
Proyectos de Infraestructura and Hoteles Estelar’s acquisitions	7.7	7.6	7.5	-0.9%	-1.8%
BAC Credomatic GEFC Inc. acquisition	1,786.2	1,884.6	1,888.2	0.2%	5.7%
Purchase of minority stake in Banco de Bogotá and in Banco de Occidente	-	301.0	388.9	29.2%	N.A.
Banco BBVA Panamá acquisition			612.3	N.A.	N.A.
Banco Reformador acquisition	-	-	437.1	N.A.	N.A.
Transcom Ltd acquisition			82.9	N.A.	N.A.
Increase in shares of Corficolombiana			10.0	N.A.	N.A.
AFP Horizonte Pensiones y Censantías S.A. acquisition	-	542.0	540.1	-0.4%	N.A.
Total Goodwill, net	2,842.5	3,739.8	4,968.0	32.8%	74.8%

2. Liabilities excluding Minority Interest

As of December 31, 2013, funding represented 95% of total liabilities excluding minority interest and accounts payable and other liabilities represented 5%. This composition for 3Q12 and 4Q12 was 94% versus 6%, respectively.

2.1 Funding

Total Funding which includes (i) Deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and other, (iv) Bonds, and (v) Bank acceptances had a balance of Ps. 129,669.0 billion as of December 31, 2013 showing an increase of 21.3% versus December 31, 2012 and 10.5% versus September 30, 2013. As of December 31, 2013, total deposits represented 78% of total funding versus 76% both for 3Q13 and 4Q12. Average cost of funds was 3.1% in 4Q13, 4.2% in 3Q13 and 4.0% in 4Q12.

Report of 4Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

2.1.1 Deposits

Total Deposits grew by 24.2% to Ps. 101,190.4 billion between December 31, 2012 and December 31, 2013 and 13.8% between December 31, 2013 and September 30, 2013. As of December 31, 2013, interest bearing deposits contributed with 85% of the total deposits, and grew by 24.6% versus December 31, 2012, and 11.2% versus September 30, 2013. Non-interest bearing deposits contributed with 15% of total deposits and grew by 22.2% versus December 31, 2012 and 31.0% versus September 30, 2013.

				Change
	4Q12	3Q13	4Q13	4Q 13 vs. 3Q 13	4Q 13 vs. 4Q 12
Deposits:
Checking accounts	11,852.8	11,167.7	14,555.6	30.3%	22.8%
Other	950.0	774.9	1,087.9	40.4%	14.5%
Non-interest bearing	12,802.8	11,942.5	15,643.5	31.0%	22.2%
Checking accounts	8,249.6	9,070.7	10,328.1	13.9%	25.2%
Time deposits	26,865.0	28,626.3	32,739.2	14.4%	21.9%
Saving deposits	33,545.9	39,241.9	42,479.6	8.3%	26.6%
Interest bearing	68,660.5	76,938.8	85,546.9	11.2%	24.6%
Total Deposits	81,463.3	88,881.4	101,190.4	13.8%	24.2%

Of our total deposits as of December 31, 2013, checking accounts represented 24.6%, time deposits 32.4%, saving accounts 42.0% and other deposits 1.1% versus 22.8%, 32.2%, 44.2% and 0.9% as of September 30, 2013, respectively.

As of December 30, 2013, deposits contributed by Banco de Bogotá represented 63.3% of total deposits, by Banco de Occidente 19.7%, by Banco Popular 11.1%, and by Banco AV Villas 7.5%. Eliminations accounted for 1.6% of Total Deposits. Local Deposits accounted for 79% and foreign Deposits accounted for 21%.

				Change
	4Q12	3Q13	4Q13	4Q 13 vs. 3Q 13	4Q 13 vs. 4Q 12
Deposits / Bank ($)
Banco de Bogotá	51,021.7	54,027.2	64,093.8	18.6%	25.6%
Local	37,953.6	39,301.4	42,895.6	9.1%	13.0%
Central America	13,068.1	14,725.8	21,198.2	44.0%	62.2%
Banco de Occidente	16,171.6	17,964.5	19,899.8	10.8%	23.1%
Banco Popular	9,436.6	10,863.7	11,217.1	3.3%	18.9%
Banco AV Villas	6,785.4	7,221.6	7,602.0	5.3%	12.0%
Eliminations	(1,952.0)	(1,195.6)	(1,622.3)	35.7%	-16.9%
Total Grupo Aval	81,463.3	88,881.4	101,190.4	13.8%	24.2%

Deposits / Bank (%)

Banco de Bogotá	62.6%	60.8%	63.3%
Local	46.6%	44.2%	42.4%
Central America	16.0%	16.6%	20.9%
Banco de Occidente	19.9%	20.2%	19.7%
Banco Popular	11.6%	12.2%	11.1%
Banco AV Villas	8.3%	8.1%	7.5%
Eliminations	-2.4%	-1.3%	-1.6%
Total Grupo Aval	100.0%	100.0%	100.0%

Report of 4Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

2.1.2 Borrowings from Banks and Other

As of December 31, 2013, borrowings from banks and other totaled Ps. 11,954.1 billion, showing an increase of 15.2% versus December 31, 2012 and 14.8% versus September 30, 2013 results.

2.1.3 Bonds

Total bonds as of December 31, 2013 totaled Ps. 11,179.7 billion showing an increase of 14.4% versus December 31, 2012 and 1.4% versus September 30, 2013.

3. Minority Interest

Minority Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). As of December 31, 2013 Minority Interest was Ps. 6,472.2 billion which increased by 19.7% versus December 31, 2012. Total Minority Interest was 35.6% of Total Equity plus Minority Interest for December 31, 2013 and 37.3% for September 30, 2013. Total Minority Interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of December 31, 2013 was Ps. 11,728.2 billion showing an increase of 29.1% versus December 31, 2012 and an increase of 28.1% versus September 30, 2013. This growth is due to the issuance of  1,626,520,862 common shares for Ps. 2,114.5 billions.

				Change
	4Q12	3Q13	4Q13	4Q 13 vs. 3Q 13	4Q 13 vs. 4Q 12
Subscribed and paid in capital
Common and preferred shares	18.6	18.6	20.2	8.8%	8.8%
Additional paid in capital	3,671.7	3,671.7	5,784.5	57.5%	57.5%
Retained Earnings	3,716.3	4,002.6	4,340.4	8.4%	16.8%
Equity surplus	1,676.6	1,460.9	1,583.2	8.4%	-5.6%
Equity inflation adjustments	654.6	652.3	652.2	0.0%	-0.4%
Reappraisal of assets	943.8	1,195.4	1,454.5	21.7%	54.1%
Unrealized net gains on Available for sale	78.2	(386.9)	(523.6)	35.3%	-769.4%
Shareholders' Equity	9,083.1	9,153.7	11,728.2	28.1%	29.1%

Report of 4Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Income Statement Analysis

Our net income attributable to shareholders for 4Q13 of Ps. 362.4 billion decreased by 10.1% versus 3Q13 results and by 25.7% versus 4Q12 results. The decrease versus 3Q13 is explained mainly by a reduction in dividend income as during 3Q13 a total of Ps 127.6 billion of dividend income was recorded and during 4Q13 that line decreased to Ps 11.8 billion. The decrease versus  4Q12 is mainly explained as net income for 4Q12 included a non recurrent component of Ps. 86.7 billion included in non operating income for the period derived from the sale of land and the securitization of some properties of Hoteles Estelar, the hotel chain owned by Corficolombiana.

				Change
	4Q12	3Q13	4Q13	4Q 13 vs. 3Q 13	4Q 13 vs. 4Q 12
Total Interest Income	2,800.7	2,628.5	2,727.8	3.8%	-2.6%
Interest expense	(1,041.4)	(940.3)	(954.7)	1.5%	-8.3%

Net Interest Income	1,759.3	1,688.2	1,773.1	5.0%	0.8%

Total provisions, net	(275.4)	(283.2)	(340.0)	20.1%	23.5%
Fees and other services income, net	633.4	716.1	762.7	6.5%	20.4%
Other operating income	231.1	348.1	239.7	-31.1%	3.8%
Operating expenses	(1,446.4)	(1,525.5)	(1,596.9)	4.7%	10.4%
Non-operating income/(expense), net	290.9	29.8	48.1	61.4%	-83.5%

Income before income tax expense and non- controlling interest	1,192.8	973.5	886.7	-8.9%	-25.7%
Income tax expense	(368.3)	(327.4)	(329.2)	0.6%	-10.6%
Net Income before Minority interest	824.5	646.1	557.5	-13.7%	-32.4%
Income attributable to Minority Interest	(336.7)	(243.0)	(195.0)	-19.7%	-42.1%
Net Income attributable to Grupo Aval shareholders	487.9	403.2	362.4	-10.1%	-25.7%

1. Net Interest Income

				Change
	4Q12	3Q13	4Q13	4Q 13 vs. 3Q 13	4Q 13 vs. 4Q 12
Interest Income:
Interest on loans	2,133.7	2,146.4	2,209.4	2.9%	3.5%
Interest on investment securities	434.2	272.3	311.0	14.2%	-28.4%
Interbank and overnight funds	56.6	43.1	41.9	-3.0%	-26.0%
Financial leases	176.2	166.7	165.6	-0.7%	-6.0%
Total Interest income	2,800.7	2,628.5	2,727.8	3.8%	-2.6%
Interest expense:
Checking accounts	(43.1)	(36.9)	(37.0)	0.5%	-14.1%
Time deposits	(378.0)	(332.2)	(325.6)	-2.0%	-13.9%
Saving deposits	(300.7)	(271.7)	(298.0)	9.7%	-0.9%
Total interest expense on deposits	(721.8)	(640.8)	(660.6)	3.1%	-8.5%
Interbank and overnight funds (expenses)	(54.2)	(40.6)	(42.9)	5.7%	-20.8%
Borrowings from banks and others	(111.0)	(99.9)	(99.3)	-0.6%	-10.6%
Bonds	(154.4)	(159.0)	(151.8)	-4.5%	-1.6%
Total Interest Expense	(1,041.4)	(940.3)	(954.7)	1.5%	-8.3%

Net Interest Income	1,759.3	1,688.2	1,773.1	5.0%	0.8%

Report of 4Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Our net interest income increased by 5.0% to Ps. 1,773.1 billion for 4Q13 versus 3Q13 and by 0.8% versus 4Q12. The main reasons for the increase versus 3Q13 were:

•
 A 2.7% increase in interest income from loans and financial leases to Ps. 2,375.0 due to an increase of 5.3% in the average loans and financial lease portfolio up to Ps. 89,550.5 and despite a contraction in the average yield on loans from 10.9% in 3Q13 to 10.6% in 4Q13.

•	A 14.2% increase in interest from investment securities up to Ps. 311.0 mainly due to an increase in the average yield on investment securities from 4.2% in 3Q13 to 4.7% in 4Q13.
•
 Partially offsetting the increase on interest income described above there was a 1,5% increase in interest expense up to Ps. 954.7, driven by a combination of an increase of 3.1% in interest paid for deposits and a decrease of 1.8% in interest paid on other funding.

Our Net Interest Margin was 6.0% in 4Q13 verus 5.9% in 3Q13. Our Net Interest Margin for full year 2013 was 6.2% versus 6.5% for full year 2012. The decrease in the NIM for the year is mostly explained by a contraction in the average interest rates in Colombia where average DTF for the year 2012 went from 5.4% to 4.2% in 2013.

2. Provision expense, net

Our total net provision expense increased by 23.5% to Ps. 340.0 billion for 4Q13 versus 4Q12. This increase was attributable to the growth of our loan portfolio and to a slight deterioration of the quality of the loan portfolio with since our ratio of NPL / Total Loans went from 1.6% in 4Q12 to 1.8% in 4Q13. This deterioration occurred mostly in the consumer loan portfolio. Our PDL / Total Loans went from 2.3% in 4Q12 to 2.4% in 4Q13.

				Change
	4Q12	4Q13	4Q 13 vs. 3Q 13	4Q 13 vs. 3Q 13	4Q 13 vs. 4Q 12

Provisions for loan and financial lease losses, accrued interest and other receivables, net	(304.8)	(313.8)	(368.8)	17.5%	21.0%
Recovery of charged-off assets	34.5	38.7	36.4	-6.1%	5.4%
Provision for investment securities, foreclosed assets and other assets	(24.0)	(13.6)	(14.1)	3.6%	-41.4%
Recovery of provisions for investments securities, foreclosed assets and other assets	18.9	5.5	6.5	18.8%	-65.6%
Total provisions, net	(275.4)	(283.2)	(340.0)	20.1%	23.5%

Annualized net provision expense to average loans was 1.5% both for 4Q12 and 4Q13 and 1.4% in 3Q13.

Report of 4Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

3. Fee Income and Other Operating income, net

Total fees and other operating income, net increased by 16.0% to Ps. 1,002.4 for 4Q13 versus 4Q12.  Total fees and other services income, net increased by 20.4% to Ps. 762.7 billion due to an increase in Pension plan management fees (associated to the consolidation of AFP Horizonte’s results), a good performance in commissions from banking services, credit card merchant fees and warehouse services. Total other operating income increased by 3.8% to  Ps. 239,7 versus 4Q12 mainly due to higher income derived from the non-financial sector consolidated investments.
Total fees and other operating income, net decreased by 5.8% versus 3Q13 mainly due a reduction in the dividend income line item which went from Ps. 127.6 in 3Q13 to Ps. 11.8 in 4Q13 and despite of an increase of 6.5% in Fees and other services income, net.

				Change
	4Q12	3Q13	3Q13	4Q 13 vs. 3Q 13	4Q 13 vs. 4Q 12
Fees and other services income:
Commissions from banking services	362.6	398.2	419.1	5.3%	15.6%
Branch network services	7.1	6.5	7.2	10.7%	2.1%
Credit card merchant fees	102.4	106.2	123.5	16.3%	20.7%
Checking fees	17.5	16.8	16.8	0.4%	-3.9%
Warehouse services	45.7	50.9	53.0	4.1%	16.1%
Fiduciary activities	46.8	45.8	51.0	11.3%	9.1%
Pension plan management	127.2	178.2	183.6	3.0%	44.3%
Other	47.4	46.2	49.4	6.9%	4.0%
Total fees and other services income	756.7	848.8	903.7	6.5%	19.4%
Fees and other services expenses	(123.2)	(132.7)	(141.0)	6.2%	14.4%
Fees and other services income, net	633.4	716.1	762.7	6.5%	20.4%

Other operating income:
Foreign exchange (losses) gains, net	(1.1)	(5.0)	64.6	N.A.	N.A.
Gains (losses) on derivative operations, net	73.2	77.2	8.3	-89.3%	-88.7%
Gains on sales of investments in equity securities, net	0.5	6.4	4.1	-35.3%	652.0%
Dividend income	4.9	127.6	11.8	-90.7%	140.7%
Other	49.0	36.9	27.5	-25.4%	-43.8%
Income from non-financial sector, net	104.5	105.1	123.4	17.4%	18.1%
Total Other Operating income	231.1	348.1	239.7	-31.1%	3.8%
Total Fee Income and Other Op. Income, net	864.5	1,064.2	1,002.4	-5.8%	16.0%

4. Operating Expenses

Total operating expenses for 4Q13 of Ps. 1,596.9 billion increased by 10.4% versus 4Q12 and by 4.7% versus 3Q13. Our efficiency ratio (cost to income) was 53,7% in 4Q13 versus 51.3% in 4Q12 and 51.1% in 3Q13. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average total assets remained unchanged in 4.1% in 4Q13 and 3Q13, improving from 4.3% in 4Q12.

Our efficiency ratio for 2013 (cost to income) was 50.4% versus 51.3% for 2012. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average total assets was 4.1% in 2013 from 4.2% in 2012.

Report of 4Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

5. Minority Interest

Minority Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). For 4Q13, Minority Interest in the income statement was Ps. 195.0 billion, showing a decrease of 42,1% versus 4Q12 and a decrease of 19,7% versus 3Q13. The ratio of Minority Interest to income before Minority Interest went from 40,8% in 4Q12 to 35,0% in 4Q13.

Report of 4Q 2013 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic operations it is also the largest and the most profitable banking group in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds  through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contacts

Tatiana Uribe Benninghoff
Financial Planning and Investor Relations Vp
Tel: +571 241 9700 x3600
E-mail: turibe@grupoaval.com

Carolina Fajardo Rivera
Investor Relations Analyst
Tel: +571 241 9700 x3292
E-mail: cfajardo@grupoaval.com

Grupo Aval Acciones y Valores S.A.
Financial Statements in Colombian Banking GAAP
Consolidated Balance Sheet in Col. Bking GAAP
Information in Ps. Billions

				Change
	4Q12	3Q13	4Q13	4Q 13 vs. 3Q 13	4Q 13 vs. 4Q 12
Cash and cash equivalents:
Cash and due from banks	9,889.1	8,952.6	13,309.6	48.7%	34.6%
Interbank and overnight funds	3,509.8	2,403.4	2,787.0	16.0%	-20.6%
Cash and cash equivalents	13,398.9	11,356.0	16,096.6	41.7%	20.1%

Investment Securities
Trading	4,877.9	5,886.8	6,093.8	3.5%	24.9%
Available for Sale	11,577.9	13,166.4	14,132.5	7.3%	22.1%
Held to maturity	3,261.3	3,765.5	3,348.4	-11.1%	2.7%
Total Debt Securities	19,717.1	22,818.7	23,574.7	3.3%	19.6%

Trading	1,485.6	1,443.2	1,424.0	-1.3%	-4.1%
Available for Sale	2,100.9	2,680.5	2,306.6	-13.9%	9.8%
Total Equity Securities	3,586.5	4,123.7	3,730.6	-9.5%	4.0%
Allowance for investment securities	(7.8)	(6.5)	(6.7)	2.6%	-14.5%
Investment Securities, net	23,295.8	26,935.9	27,298.6	1.3%	17.2%

Loans and financial leases:
Commercial loans	45,514.2	50,140.3	54,855.6	9.4%	20.5%
Consumer loans	23,380.2	25,618.2	27,801.3	8.5%	18.9%
Microcredit loans	290.9	318.3	341.9	7.4%	17.5%
Mortage loans	4,348.3	5,316.7	6,520.1	22.6%	49.9%
Financial leases	6,495.7	6,688.3	6,995.0	4.6%	7.7%
Allowance for loans and financiales lease losses	(2,545.6)	(2,865.1)	(3,073.0)	7.3%	20.7%
Loans and financial lease losses, net	77,483.8	85,216.8	93,440.8	9.7%	20.6%

Interest accrued on loans and financial leases	793.2	834.6	819.6	-1.8%	3.3%
Allowance on Interest accrued on loans and financial leases	(77.2)	(82.8)	(84.4)	1.9%	9.3%
Interest accrued on loans and financial leases, net	716.0	751.7	735.2	-2.2%	2.7%

Bankers' acceptances, spot transactions and derivatives	454.3	423.1	411.9	-2.6%	-9.3%
Accounts receivable, net	1,800.9	1,904.4	1,765.6	-7.3%	-2.0%
Property, plant and equipment, net	1,794.9	1,955.1	2,044.8	4.6%	13.9%
Operating leases, net	375.7	378.8	439.2	16.0%	16.9%
Foreclosed assets, net	92.0	80.1	109.2	36.4%	18.7%
Prepaid expenses and deferred charges	1,961.7	2,116.8	2,239.7	5.8%	14.2%
Goodwill, net	2,842.5	3,739.8	4,968.0	32.8%	74.8%
Other assets, net	1,128.6	1,980.1	1,323.9	-33.1%	17.3%
Reappraisal of assets	2,317.8	2,877.1	3,413.7	18.7%	47.3%

Total Assets	127,663.0	139,715.8	154,287.4	10.4%	20.9%

Deposits:
Checking accounts	11,852.8	11,167.7	14,555.6	30.3%	22.8%
Other	950.0	774.9	1,087.9	40.4%	14.5%
Non-interest bearing	12,802.8	11,942.5	15,643.5	31.0%	22.2%

Checking accounts	8,249.6	9,070.7	10,328.1	13.9%	25.2%
Time deposits	26,865.0	28,626.3	32,739.2	14.4%	21.9%
Saving deposits	33,545.9	39,241.9	42,479.6	8.3%	26.6%
Interest bearing	68,660.5	76,938.8	85,546.9	11.2%	24.6%
Total Deposits	81,463.3	88,881.4	101,190.4	13.8%	24.2%
Bankers' acceptances, spot transactions and derivatives	410.0	474.1	447.3	-5.7%	9.1%
Interbank borrowings and overnight funds	5,156.5	6,816.2	5,123.6	-24.8%	-0.6%
Borrowings from banks and other	10,380.9	10,409.6	11,954.1	14.8%	15.2%
Accured interest payable	3,005.3	3,140.2	2,867.7	-8.7%	-4.6%
Other accounts payable	474.8	412.2	509.2	23.5%	7.2%
Bonds	9,769.0	11,027.1	11,179.7	1.4%	14.4%
Estimates Liabilities	811.7	1,453.8	593.3	-59.2%	-26.9%
Other liabilities	1,700.6	2,015.8	2,221.7	10.2%	30.6%
Total Liabilites excl. Minority Interest	113,172.2	124,630.4	136,086.9	9.2%	20.2%
Minority Interest	5,407.7	5,931.8	6,472.2	9.1%	19.7%
Shareholders' Equity	9,083.1	9,153.7	11,728.2	28.1%	29.1%
Subscribed and paid in capital	3,690.2	3,690.2	5,804.7	57.3%	57.3%
Common and preferred shares	18.6	18.6	20.2	8.8%	8.8%
Additional paid in capital	3,671.7	3,671.7	5,784.5	57.5%	57.5%
Retained Earnings	3,716.3	4,002.6	4,340.4	8.4%	16.8%
Appropriated	2,911.3	3,599.4	3,574.8	-0.7%	22.8%
Unappropriated	804.9	403.2	765.6	89.9%	-4.9%
Equity surplus	1,676.6	1,460.9	1,583.2	8.4%	-5.6%
Equity inflation adjustments	654.6	652.3	652.2	0.0%	-0.4%
Unrealized net gains on Available for sale inv. Securities	78.2	(386.9)	(523.6)	35.3%	-769.4%
Reappraisal of assets	943.8	1,195.4	1,454.5	21.7%	54.1%
Total Shareholders Equity and Minority Interest	14,490.8	15,085.4	18,200.5	20.6%	25.6%
Total Liabilities, Shareholders Equity and Minority Interest	127,663.0	139,715.8	154,287.4	10.4%	20.9%

Grupo Aval Acciones y Valores S.A.
Financial Statements in Colombian Banking GAAP
Consolidated Income Statement in Col. Bking GAAP
Information in Ps. Billions

			Change				Change
	YTD Dec 12	YTD Dec 13	YTD Dec 13 / YTD Dec 12	4Q12	3Q13	4Q13	4Q 13 vs. 3Q 13	4Q 13 vs. 4Q 12
Interest Income:
Interest on loans	8,046.0	8,606.0	7.0%	2,133.7	2,146.4	2,209.4	2.9%	3.5%
Interest on investment securities	1,299.0	1,306.9	0.6%	434.2	272.3	311.0	14.2%	-28.4%
Interbank and overnight funds	206.8	190.1	-8.1%	56.6	43.1	41.9	-3.0%	-26.0%
Financial leases	653.2	680.4	4.2%	176.2	166.7	165.6	-0.7%	-6.0%

Total Interest Income	10,205.0	10,783.4	5.7%	2,800.7	2,628.5	2,727.8	3.8%	-2.6%
Interest expense:
Checking accounts	(159.2)	(148.0)	-7.1%	(43.1)	(36.9)	(37.0)	0.5%	-14.1%
Time deposits	(1,396.1)	(1,383.8)	-0.9%	(378.0)	(332.2)	(325.6)	-2.0%	-13.9%
Saving deposits	(1,094.0)	(1,093.0)	-0.1%	(300.7)	(271.7)	(298.0)	9.7%	-0.9%
Total interest expense on deposits	(2,649.3)	(2,624.8)	-0.9%	(721.8)	(640.8)	(660.6)	3.1%	-8.5%
Borrowings from banks and others	(473.4)	(395.6)	-16.4%	(111.0)	(99.9)	(99.3)	-0.6%	-10.6%
Interbank and overnight funds (expenses)	(228.3)	(160.8)	-29.6%	(54.2)	(40.6)	(42.9)	5.7%	-20.8%
Bonds	(543.7)	(621.1)	14.2%	(154.4)	(159.0)	(151.8)	-4.5%	-1.6%
Interest expense	(3,894.7)	(3,802.4)	-2.4%	(1,041.4)	(940.3)	(954.7)	1.5%	-8.3%

Net Interest Income	6,310.3	6,981.0	10.6%	1,759.3	1,688.2	1,773.1	5.0%	0.8%

Provisions for loan and financial lease losses, accrued interest and other receivables, net	(1,041.8)	(1,417.4)	36.1%	(304.8)	(313.8)	(368.8)	17.5%	21.0%
Recovery of charged-off assets	142.7	148.2	3.9%	34.5	38.7	36.4	-6.1%	5.4%
Provision for investment securities, foreclosed assets and other assets	(57.3)	(50.0)	-12.7%	(24.0)	(13.6)	(14.1)	3.6%	-41.4%
Recovery of provisions for investments securities, foreclosed assets and other assets	39.1	25.0	-36.0%	18.9	5.5	6.5	18.8%	-65.6%
Total provisions, net	(917.3)	(1,294.2)	41.1%	(275.4)	(283.2)	(340.0)	20.1%	23.5%

Net interest income after provisions	5,393.0	5,686.8	5.4%	1,483.9	1,405.0	1,433.1	2.0%	-3.4%
Fees and other services income:
Commissions from banking services	1,377.6	1,546.0	12.2%	362.6	398.2	419.1	5.3%	15.6%
Branch network services	27.4	27.9	1.5%	7.1	6.5	7.2	10.7%	2.1%
Credit card merchant fees	355.9	414.0	16.3%	102.4	106.2	123.5	16.3%	20.7%
Checking fees	71.9	66.5	-7.5%	17.5	16.8	16.8	0.4%	-3.9%
Warehouse services	174.7	188.5	7.9%	45.7	50.9	53.0	4.1%	16.1%
Fiduciary activities	178.4	204.6	14.6%	46.8	45.8	51.0	11.3%	9.1%
Pension plan management	486.5	722.2	48.4%	127.2	178.2	183.6	3.0%	44.3%
Other	171.6	190.0	10.8%	47.4	46.2	49.4	6.9%	4.0%
Total fees and other services income	2,844.2	3,359.6	18.1%	756.7	848.8	903.7	6.5%	19.4%
Fees and other services expenses	(462.1)	(545.3)	18.0%	(123.2)	(132.7)	(141.0)	6.2%	14.4%
Fees and other services income, net	2,382.0	2,814.4	18.1%	633.4	716.1	762.7	6.5%	20.4%

Other operating income:
Foreign exchange (losses) gains, net	(35.0)	344.6	-1084.0%	(1.1)	(5.0)	64.6	-1392.1%	-6120.9%
Gains (losses) on derivative operations, net	214.9	(39.4)	-118.3%	73.2	77.2	8.3	-89.3%	-88.7%
Gains on sales of investments in equity securities, net	10.7	96.4	N.A.	0.5	6.4	4.1	-35.3%	652.0%
Dividend income	98.9	326.4	229.9%	4.9	127.6	11.8	-90.7%	140.7%
Other	210.1	148.9	-29.2%	49.0	36.9	27.5	-25.4%	-43.8%
Income from non-financial sector, net	386.0	440.5	14.1%	104.5	105.1	123.4	17.4%	18.1%
Other operating income	885.7	1,317.4	48.7%	231.1	348.1	239.7	-31.1%	3.8%
Total operating income	8,660.6	9,818.5	13.4%	2,348.4	2,469.2	2,435.5	-1.4%	3.7%

Operating expenses:
Salaries and employee benefits	1,927.5	2,178.8	13.0%	498.0	558.8	562.7	0.7%	13.0%
Bonus plan payments	95.1	122.2	28.5%	19.6	27.9	29.6	6.1%	50.8%
Termination payments	21.5	19.3	-10.3%	4.9	5.4	4.2	-23.4%	-15.2%
Administrative and other expenses	2,667.6	3,053.3	14.5%	770.1	757.8	834.6	10.1%	8.4%
Insurance on deposit, net	185.3	215.2	16.2%	46.8	54.0	57.8	7.0%	23.4%
Charitable and other donation expenses	12.7	6.6	-47.8%	6.6	1.4	1.9	32.8%	-71.0%
Depreciation	296.6	318.9	7.5%	78.2	79.8	86.5	8.4%	10.6%
Goodwill amortization	93.1	113.7	22.1%	22.3	40.3	19.7	-51.2%	-11.6%
Operating expenses	5,299.5	6,028.1	13.7%	1,446.4	1,525.5	1,596.9	4.7%	10.4%
Net operating income	3,361.1	3,790.4	12.8%	901.9	943.7	838.6	-11.1%	-7.0%

Non-operating income (expense):
Other income	618.5	453.4	-26.7%	320.3	73.7	104.5	41.8%	-67.4%
Other expense	(170.4)	(217.2)	27.4%	(29.4)	(43.9)	(56.4)	28.5%	91.8%
Non-operating income/(expense), net	448.1	236.1	-47.3%	290.9	29.8	48.1	61.4%	-83.5%
Income before income tax expense and non- controlling interest	3,809.2	4,026.6	5.7%	1,192.8	973.5	886.7	-8.9%	-25.7%
Income before income tax expense and non- controlling interest
Income tax expense	(1,371.7)	(1,414.7)	3.1%	(368.3)	(327.4)	(329.2)	0.6%	-10.6%
Net Income before Minority interest	2,437.4	2,611.9	7.2%	824.5	646.1	557.5	-13.7%	-32.4%
Income attributable to Minority Interest	911.1	1,011.4	11.0%	336.7	243.0	195.0	-19.7%	-42.1%
Net Income attributable to Grupo Aval shareholders	1,526.4	1,600.5	4.9%	487.9	403.2	362.4	-10.1%	-25.7%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel